                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
        /X/ Annual report pursuant to Section 15(d) of the Securities Exchange
            Act of 1934
(No fee required, effective October 7, 1996)

       For the fiscal year ended                   DECEMBER 31, 2001
                                 -----------------------------------------------

                                       Or

        / / Transition report pursuant to Section 15(d) of the Securities
            Exchange Act of 1934
(No fee required)

       For the transition period from                   to
                                        ------------           ---------------

       Commission file number                         1-12317
                               -------------------------------------------------

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN
                                    --------------------------------------------

       B.  Name of issuer of the securities held pursuant to the plan and the
address of its principal executive office       NATIONAL-OILWELL, INC.
                                                --------------------------------
                                                10000 RICHMOND AVENUE
--------------------------------------------------------------------------------
                                                4TH FLOOR
--------------------------------------------------------------------------------
                                                HOUSTON, TEXAS  77042-4200
--------------------------------------------------------------------------------

                              REQUIRED INFORMATION


The National-Oilwell Retirement and Thrift Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).



ITEM 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Auditors thereon are being filed in this Report:

         (a)      Report of Independent Auditors

         (b) Statements of Net Assets Available for Benefits -- December 31, 2001 and 2000

         (c) Statement of Changes in Net Assets Available for Benefits -- Year ended December 31, 2001; and

         (d)      Notes to Financial Statements

The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 2001


                                TABLE OF CONTENTS


Report of Independent Auditors.................................................4

Audited Financial Statements

         Statements of Net Assets Available for Benefits.......................5

         Statement of Changes in Net Assets Available for Benefits.............6

         Notes to Financial Statements.........................................7

Supplemental Schedule

         Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year)......13

Signature.....................................................................14

Exhibit Index

         Exhibit 23.1--Consent of Independent Certified Public Accountants....15

                         REPORT OF INDEPENDENT AUDITORS


The Benefit Plan Administrative Committee
National-Oilwell Retirement and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the National-Oilwell Retirement and Thrift Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/  Ernst & Young LLP

Houston, Texas
June 4, 2002

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                 Statements of Net Assets Available for Benefits


                                                         DECEMBER 31
                                                      2001          2000
                                         ---------------------------------------
ASSETS
Cash                                        $       475,754     $           --
Receivables:
   Employer contributions                                --            144,125
   Participant contributions                             --            154,019
   Accrued investment income                            431              1,874
                                         ---------------------------------------
Total receivables                                       431            300,018
Investments                                     113,475,228         84,786,846
                                         ---------------------------------------
Total assets                                    113,951,413         85,086,864

LIABILITIES
Cash overdraft                                           --             43,383
Other                                                    --             20,794
                                         ---------------------------------------
Total liabilities                                        --             64,177
                                         ---------------------------------------
Net assets available for benefits           $   113,951,413     $   85,022,687
                                         =======================================


See accompanying notes.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

            Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 2001

Additions:
   Employer contributions                                           $  5,517,741
   Participant contributions                                           6,437,282
   Participant rollovers                                               3,402,763
   Interest and dividends                                              1,157,628
                                                                    ------------
Total additions                                                       16,515,414

Deductions:
   Benefits paid to participants                                       8,251,860
   Corrective distributions                                               34,685
   Administrative expenses                                                18,098
   Net depreciation in fair value of investments                      15,705,032
                                                                    ------------
Total deductions                                                      24,009,675

Other changes in net assets:
   Transfers from other qualified plans                               36,422,987
                                                                    ------------

Net increase                                                          28,928,726

Net assets available for benefits at:
   Beginning of year                                                  85,022,687
                                                                    ------------
   End of year                                                      $113,951,413
                                                                    ============


See accompanying notes.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


                                DECEMBER 31, 2001


1. DESCRIPTION OF PLAN

The following description of the National-Oilwell Retirement and Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from National-Oilwell, L.P. (the "Company").

GENERAL

The Plan was established effective April 1, 1987 for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed at least six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Participants may make both pretax and after-tax contributions to the Plan. The minimum contribution is 1% of compensation. Prior to July 1, 2001, the maximum contribution (both pretax and after-tax combined) was 14% of compensation. Effective July 1, 2001, the maximum contribution is 18% (both pretax and after-tax combined). At its discretion, the Company may match a portion of the participant's contribution. For 2001, the Company elected to match 25% of the first 6% of each participant's contribution. The Company may also make an additional discretionary matching contribution as of the end of each plan year, which is determined by the Company's financial performance during the plan year. For 2001, no additional discretionary match was made. The Company made two other types of discretionary contributions to the Plan in 2001. The first type of contribution, the Employer Retirement Contribution ("Retirement"), is allocated to participants' accounts based on their years of service. The second discretionary contribution, the Employer Medical Savings Contribution ("MSA"), was established to accumulate assets for payment of medical insurance premiums after retirement, and is allocated to the participants' accounts based on years of service. Each participant may direct the trustee to invest both the participant's and the Company's contributions in one or more investment options.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS




1. DESCRIPTION OF PLAN (CONTINUED)

TRANSFERS FROM OTHER QUALIFIED PLANS

As a result of the merger with IRI International Corporation ("IRI") effective January 1, 2001, the Company merged certain subsidiary plans, including the Bowen Supplemental Savings Plan and the Bowen Tools Savings Plan, into the Plan. Effective February 1, 2001, the Company merged the Profit Sharing and Salary Deferral Plan for Employees of IRI International Corporation into the Plan.

Effective September 1, 2000, the Company acquired the Wheatley Gaso and Omega pump product lines from Halliburton Company. As a result of this acquisition, effective January 2, 2001, certain participants were spun-off from the Halliburton Retirement and Savings Plan and merged into the Plan.

VESTING

Participants are immediately vested in participant and employer contributions and the related earnings which have been credited to their accounts.

BENEFIT PAYMENTS

The Plan pays lump-sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from all but the Retirement and MSA account balances.

PARTICIPANT LOANS

The Plan includes a loan provision that permits participants to borrow up to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments plus interest at prime plus 1% through payroll deductions and are due in one- to five-year terms.

ADMINISTRATIVE EXPENSES

Certain administrative expenses are paid from the Plan's assets. All other Plan expenses are paid by the Company.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS




1. DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants would be 100% vested in their accounts in any event.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

INVESTMENT VALUATION

Short-term investments are stated at cost, which approximates fair value. Investments in common stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. The investment contracts with insurance companies are fully benefit-responsive and, therefore, are recorded at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate less funds used to pay benefits and expenses. Participant loans are stated at cost, which approximates fair value.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS





2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

RISK AND UNCERTAINTIES

The Plan provides for various investments in common stock, common collective funds, mutual funds, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                DECEMBER 31
                                                                        2001                    2000
                                                                ------------------------------------------
AET Equity Index II Fund                                        $    14,622,455        $      12,096,201
AIM Balanced Fund                                                     7,664,718                5,630,912
AXP Growth Fund                                                      14,529,189               16,382,979
Janus Worldwide Fund                                                  7,983,415                9,772,911
AET Income II Fund                                                   43,894,634               19,719,349
Kentucky Commonwealth Life Insurance Company, group annuity
   contract at 6.41%, maturing 1/2/01                                        --                5,121,533
National-Oilwell common stock                                         8,848,471                7,301,182


During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common stock                                                                           $      (4,208,588)
Common collective funds                                                                          113,981
Mutual funds                                                                                 (11,610,425)
                                                                                    -----------------------
Net depreciation                                                                       $     (15,705,032)
                                                                                    =======================

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS






4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                         DECEMBER 31
                                                                                             2000
                                                                                    -----------------------
Net assets available for benefits per the financial statements                          $     85,022,687
Less accruals                                                                                   (277,162)
                                                                                    -----------------------
Net assets available for benefits per the Form 5500                                     $     84,745,525
                                                                                    =======================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                            YEAR ENDED
                                                                                           DECEMBER 31
                                                                                               2001
                                                                                        -------------------

Net increase per the financial statements                                                 $    28,928,726
Add change in accruals                                                                            277,162
                                                                                        -------------------
Net increase per the Form 5500                                                            $    29,205,888
                                                                                        ===================

Differences are due to certain accruals not recorded on the Form 5500.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated September 18, 1997, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

Effective January 1, 2002, the Plan was amended and restated to conform with certain statutory changes and to change certain administrative provisions. The Plan has submitted the amendments to the IRS and applied for a new determination letter.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS






6. SUBSEQUENT EVENTS

Effective January 1, 2002, the Plan was amended to change the employer matching contribution to 100% of the first 3% and 50% of the next 2% of each participant's contribution.

Effective January 1, 2002, the MSA contribution was discontinued.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

        SCHEDULE H, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001

                             EIN: 76-0488987 PN: 001



    IDENTITY OF ISSUE, BORROWER,                                                               CURRENT
      LESSOR, OR SIMILAR PARTY                 DESCRIPTION OF INVESTMENT                         VALUE
---------------------------------------------------------------------------------------------------------------
*National-Oilwell, Inc.                        429,329 shares of common stock              $       8,848,471

*American Express Trust Company                AET Equity Index II Fund                           14,622,455

*American Express Trust Company                AXP Bond Fund                                       3,703,066

  AIM Funds                                    AIM Balanced Fund                                   7,664,718

  Baron Funds                                  Baron Asset Fund                                    4,152,765

*American Express Trust Company                AXP Growth Fund                                    14,529,189

  Davis Funds                                  Davis New York Venture Fund                         3,815,395

  Janus                                        Janus Worldwide Fund                                7,983,415

*American Express Trust Company                AET Income II Fund                                 43,894,634

*Participant loans                             Various maturities and interest rates               4,261,120
                                                  ranging from 6% to 11%
                                                                                           --------------------
                                                                                           $     113,475,228
                                                                                           ====================


*Party-in-interest

                                    SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN




    June 26, 2002                     /s/Daniel L. Molinaro
--------------------               ---------------------------------------------
       Date                           Daniel L. Molinaro
                                      Treasurer for National-Oilwell, Inc. and
                                      National-Oilwell Benefits Plan
                                      Administrative Committee Member

                                 Exhibit Index


23.1      Consent of Independent Auditors